VIA EDGAR AND EMAIL

August 6, 2015

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn:	Larry Spirgel, Assistant Director

Re:	China Energy Technology Corp., LTD.

Amendment No. 2 to Form 8-K

Filed June 26, 2015

File No. 000-55001

Dear Mr. Spirgel:

On behalf of our client, China Energy Technology Corp., Ltd. (the “Company”), we are submitting this letter in response to your comments in the letter from you to Mr. Quan Ji Chief Executive Officer of the Company, dated July 6, 2015 (the “Letter”). The Company concurrently is filing Amendment No. 3 to the Registration Statement on Form S-1 (the “Amendment”), which incorporates the revisions discussed below.

For your convenience, we have listed below in bold your comments from the Letter, together with responses by us on behalf of the Company. Please note that the responses are based on information provided to us by the Company. In addition, we are enclosing with the copy of this letter being sent to you by email a black lined copy of the Amendment marked against the Form S-1, Amendment No. 2 filed with the Securities and Exchange Commission (the “Commission”) on June 26, 2015.

Corporate History and Structure of our PRC Operations, page 8

1.	We note your disclosure on page 4 which states that “On March 31, 2015, we closed a share exchange (the “Share Exchange”) with Fine Progress Group Limited., Ltd., a corporation formed under the laws of the British Virgin Islands on July 1, 2014 (“FPGL BVI”), pursuant to which the three shareholders of FPGL BVI sold all of their capital stock in FPGL BVI to us in exchange for 180,500,000 shares of our common stock $0.001 par value per share (“Common Stock”).” As FPGL BVI has become your wholly- owned subsidiary, please update your corporate history and chart disclosure on pages 8 and 9 to accurately reflect the current structure of your business. We note that the current diagram does not encompass the registrant or the registrant’s shareholders while the written descriptions in this section do not seem to reflect the share exchange.

RESPONSE: The Company has updated its corporate history and chart disclosure on page 9 to include a current, post-closing organizational chart and to reference the structure of the Company post-closing.

Liquidity and Capital Resources, page 37

2.	We note your response to comment 2. In light of the significance of your short-term loan balance, please disclose the financial covenants that the Company is required to comply with.

RESPONSE: The Company has provided the requested additional disclosure relating to its financial covenants.

Statements of Cash Flows, page F-6

3.	We note your response to comment 3. It appears the restricted cash was maintained for the notes payable (bank acceptance draft) issued, and you classified such notes payable within operating activities. In this regard, please clarify the nature and the purpose of the notes issued.

RESPONSE: The Company has provided the requested information in the Capital Resources subsection of the MD&A and in Note 15 to the financial statements.

4.	In addition, as previously requested, please eliminate the non-cash transactions and reclassifications and disclose such transactions separately pursuant to paragraph 3 to 6 of ASC 230-10-50. We note that the related party transactions contained within the operating and financing activities were non-cash related.

RESPONSE: The Company has revised the referenced disclosure to comply with the SEC’s request, including eliminating the non-cash transactions of due from related parties and deferred tax liability in cash flow in both financial statement and the MD&A, which influenced cash flow of financing activities and operating activities.

Note 5- Advances to Suppliers, page F-13

5.	We note in your response to comment 5 that the advances to suppliers were based on estimated sales in FY2015. We further note that the advances were almost six times the amount of cost of goods for the year ended December 31, 2014. In this regard, please disclose and explain to us the basis of your estimates and tell us whether you have entered any material sales order for FY 2015 to cover the costs.

RESPONSE: The Company had a balance of $3,161,468 for advances to suppliers as of December 31, 2104. As the result of an internal assessment, the Company predicted that there would be dramatic rise in price of raw materials in 2015; therefore, the Company made payment to two major suppliers in advance based on estimated its estimation of sales in 2015 so as to be able to lock in lower raw materials prices for its 2015 production. From January to June, 2015, the Company actually purchased and received approximately $2,918,856 (RMB 18,213,662.61) in materials and inventories, while sales for this period totaled approximately $4,123,232 (RMB25, 643,283.59).

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6.	In addition, please disclose and tell us when you expect the supplier to deliver the inventory and property, plant and equipment.

RESPONSE: The Company prepaid approximately $1,250,067 (RMB 8,000,000) to Yancheng Ruidong Equipment Manufacture Co. Ltd as of December 31, 2014, for purchase of certain manufacturing equipment. The equipment was received in June, 2015, and is currently under installation and commissioning. As a result of this status, final payment for this equipment has not yet been made. With respect to the receipt of materials and inventory, see the response above to Item 5. The Company has added related disclosure to the Amendment.

Note 7 – Due from Related Party, page F-13

7.	We note your response to comment 7. As previously requested, please provide a roll forward schedule in the notes to the financial statements to reflect the related party collection and payment activities made on behalf of the Company in each of the periods covered in your financial statements. The roll forward schedule should present the beginning balance, amount collected on behalf of the Company, payments made to the Company and the ending balance due from related parties.

RESPONSE: The Company has revised the roll forward schedule in the MD&A and added the table to the notes to the financial statements. The schedule includes the beginning balance of due from related party as of January 1, 2013, the amount collected and payments made to clients on behalf of the Company, borrowing from the Company and repayment to the Company, as well as the ending balance as of December 31, 2014.

Form 10-Q for the Quarter Ended March 31, 2015

Condensed Consolidated Statements of Cash Flows, page 6

8.	We note your response to comment 9. As previously requested, please revise the cash flow statements of your March 31, 2015 quarterly financial statement to exclude restricted cash from your presentation of cash and cash equivalents.

RESPONSE: The Company has revised the cash flow statement in the Form 10-Q and that amendment is being filed separately.

If you have any questions with respect to this letter, please contact me at 212-400-6900. Thank you for your consideration.

Very truly yours,

/s/ Paul C. Levites, Esq.

cc:	Emily Drazan, Staff Attorney

Celeste M. Murphy, Legal Branch Chief

Securities and Exchange Commission

Quan Ji, Chief Executive Officer

China Energy Technology Corp., Ltd.

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